UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 2)*

Magna Entertainment Corp
(Name of Issuer)

Class A Subordinate Voting Stock, par value $0.01 per share
(Title of Class of Securities)

559211107
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559211107	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GLG Market Neutral Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 559211107	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 559211107	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GLG Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON** IA, HC

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 559211107	13G/A	Page 5 of 8 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on January 8, 2009, as amended by Amendment No. 1, filed on February 12, 2010 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of Class A Subordinate Voting Stock, $0.01 par value per share (the "Shares"), of Magna Entertainment Corp., a Delaware corporation (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b) and 4 in their entirety as set forth below.

Item 2(a)	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Shares:

Fund

(i) GLG Market Neutral Fund (the "Market Neutral Fund"), with respect to the Shares held by it.

Investment Manager

(ii)
GLG Partners LP (the "Investment Manager"), with respect to the Shares held by the Market Neutral Fund and certain other funds and managed accounts to which the Investment Manager serves as investment manager (collectively the "GLG Funds").

General Partner

(iii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

GLG Partners Inc. is hereby removed as a Reporting Person on the Schedule 13G because it no longer indirectly owns the General Partner.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each Reporting Person is

c/o GLG Partners LP
1 Curzon Street
London W1J 5HB
United Kingdom

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c), as of the date hereof, is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner and GLG Inc. hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

CUSIP No. 559211107	13G/A	Page 6 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 14, 2011, by and among GLG Market Neutral Fund, GLG Partners LP and GLG Partners Limited.

CUSIP No. 559211107	13G/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATED:  February 14, 2010

GLG MARKET NEUTRAL FUND
By: GLG Partners LP, its Investment Manager

GLG PARTNERS LP
Individually and in its capacity as Investment Manager of GLG Market Neutral Fund

By:	/s/ Victoria Parry
Name: Victoria Parry
Title: Head of Product Legal

GLG PARTNERS LIMITED
Individually and in its capacity as General Partner of GLG Partners LP

By:	/s/ Emmanuel Roman
Name: Emmanuel Roman
Title: Co CEO/COO

CUSIP No. 559211107	13G/A	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2011

GLG MARKET NEUTRAL FUND
By: GLG Partners LP, its Investment Manager

GLG PARTNERS LP
Individually and in its capacity as Investment Manager of GLG Market Neutral Fund

By:	/s/ Victoria Parry
Name: Victoria Parry
Title: Head of Product Legal

GLG PARTNERS LIMITED
Individually and in its capacity as General Partner of GLG Partners LP

By:	/s/ Emmanuel Roman
Name: Emmanuel Roman
Title: Co CEO/COO